EXHIBIT 99.1

NEWS RELEASE DATED JUNE 16, 2011

MILL CITY COMPLETES ACQUISITION OF OPTION FROM ROCKHAVEN
AND FILING OF TECHNICAL REPORT

June 16, 2011 – Mill City Gold Corp. (TSX-V: MC, FWB: NJ6) ("Mill City" and/or the “Company”), further to its news release of April 12, 2011, has completed its acquisition of an option to acquire a 100% interest in the 400 claim Mount Hinton Property owned by Rockhaven Resources Ltd. (TSX-V: RK) (“Rockhaven”) covering approximately 82 square kilometers located in the Keno Hill mining district of Yukon.

The Company has also filed a technical report pertaining to the property on SEDAR entitled “Technical Report on the Mount Hinton Property, Yukon, Canada” dated June 8, 2011.  The report was prepared by R.W. Stroshein, P. Eng., Protore Geological Services.  Mr. Stroshein is a qualified person as defined in National Instrument 43-101 and is independent of both Mill City and Rockhaven.

In connection with the closing of the transaction, Mill City paid $200,000 and issued 16,671,332 common shares of the Company to Rockhaven in accordance with the terms of the option agreement.  The securities issued will be subject to a hold period until October 15, 2011 under Canadian laws and the policies of the TSX Venture Exchange.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE: This news release includes certain "forward-looking statements".  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Mill City are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those expected by Mill City are those risks described herein and from time to time, in the filings made by Mill City with Canadian securities regulators. Those filings can be found on the Internet at http://www.sedar.com.